DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020-1104
www.dlapiper.com

Christopher C. Paci
Christopher.paci@dlapiper.com
T 212.335.4970
F 212.335.4501

June 10, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720
Attention: Suzanne Hayes

Re:                             Kadmon Holdings, LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 16, 2016
CIK No. 0001557142

Dear Ms. Hayes:

This letter is submitted on behalf of Kadmon Holdings, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 confidentially submitted on May 16, 2016 (the “Registration Statement”), as set forth in your letter dated May 26, 2016 addressed to Dr. Harlan W. Waksal, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing, via the EDGAR system, a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Overview, page 1

1.                                      We note your response to prior comment 1 and reissue in part. Please revise the Summary to quantify the significance of the product revenue decline in FY2015 relative to FY2014. In addition, explain your basis for disclosing that the decline has taken place “in recent years” given that your initial draft registration statement submitted on February 8, 2016 indicates that product revenues increased significantly in FY2014 relative to FY2013. Also, revise the Summary to highlight your disclosure on page 82 concerning the material trends in product revenues for (i) 2016 and (ii) 2017 and beyond.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 2, 83, 84, 93, 108 and 134 of the Registration Statement as requested.

2.                                      We refer to your revised disclosures on pages 1 and 120 in response to prior comment 2. Absent additional context, your statement on page 1 regarding crossing the blood-brain barrier would appear to apply to human subjects. Your response and revised disclosure on page 120, however, indicate that you have only achieved this level of certainty with respect to animal subjects. Accordingly, please revise the disclosure on page 1, and elsewhere as applicable, to clarify whether the definitive statement applies only to animal subjects and/or to clarify what your data currently indicates about the drug penetrating the blood-brain barrier in humans, as disclosed on page 120.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 1, 106 and 108 of the Registration Statement as requested.

Summary Compensation Table, page 169

3.                                      We will continue to evaluate your response to prior comment 9 in connection with comment 6 below. Also, with respect to the final sentence of your response, please tell us what date you propose using for purposes of valuing the EAR units.

Response:  Please refer to the Company’s response to the Staff’s comment #6 below.

Related Party Agreements in Effect Prior to this Offering, page 182

4.                                      We note your response to our prior comment 10 and your revised disclosure on page 183. Please briefly describe the letter agreement.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on page 184 of the Registration Statement as requested.

Principal Stockholders, page 193

5.                                      We refer to the amended disclosures in footnotes 3 and 9 to the table. Based on the disclosures on page 203, it appears that the 5% convertible preferred holders can convert their shares into common shares at any time. Accordingly, please revise the post-offering holdings reflected in the table to include the conversion of the preferred shares or advise. Additionally, please revise the risk factor on page 61 concerning conversion of the preferred shares to quantify the extent of the possible dilution that could occur immediately following this offering.

Response:  The Company acknowledges the Staff’s comment and has modified its disclosure on pages 61, 196 and 197 of the Registration Statement as requested.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

11. Unit-Based Compensation, page F-50

6.                                      We acknowledge your response to prior comments 15 and 9. Based on your response, we are unclear why you believe ASC 805-20-55-50 and 51, which discusses accounting for contractual termination benefits triggered when an entity has agreed to a business combination, is applicable to your units granted under the LTIP. Please provide us with a comprehensive analysis that explains the basis of your accounting. Include in your analysis why you believe ASC 718-10-25-20 is not applicable.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company cited ASC 805-20-55-50 and 51 by way of analogy in its application to the Company’s accounting for the units granted under the Company’s LTIP because each EAR award contains a performance condition based on the occurrence of a change of control or an initial public offering.  Pursuant to EITF 96-5 “Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in anticipation of a Business Combination,” the Task Force reached a consensus that the liability for contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination should be recognized when the business combination is consummated. The Task Force concluded that the obligating event triggering the contractual termination benefits was the consummation of the business combination. Accordingly, recognition of compensation cost should be deferred until consummation of the transaction, even when it became likely that the business combination would be consummated.  The Company believes that the completion of an initial public offering is akin to the consummation of a business combination.  The Company understands that it has been a long-standing practice to apply the guidance of EITF 96-5 to other types of liquidity events, including initial public offerings, as these transactions are also not fully under the Company’s control.  As the guidance in EITF 96-5 has been codified in ASC 805-20-55-50 and 51, the Company believes it is appropriate to analogize to ASC 805-20-55-50 and 51 in determining when to recognize compensation cost for its EAR awards that vest upon the occurrence of an initial public offering or a change in control.  Accordingly, the Company has deferred recognition of compensation costs for the EAR units until the date of such event.

Notwithstanding the foregoing, the Company further advises the Staff that the Company believes that ASC 718 is also applicable to the EAR awards, and the Company’s conclusions reached based upon the application of ASC 718 are the same as those reached based on ASC 805-20-55-50 and 51. The guidance set forth under ASC 718-10-25-5 establishes the measurement date as the date an employer and an employee reach a mutual understanding of the key terms and conditions of an award. The number of shares underlying the EAR units, which is a key term of the EAR award, is not determinable on the date of grant because such number is based on the fully diluted shares outstanding resulting from an initial public offering. Therefore, the Company believes that a measurement date is not achieved under ASC 718 until the number of shares underlying the EAR units is determinable in accordance with the LTIP and, accordingly, the Company will recognize compensation expense on the first trading date after the consummation of the Company’s initial public offering.

The Company undertakes to disclose the number of shares underlying the EAR units and the value of such units (i) in the “red-herring” preliminary prospectus based on the midpoint of the estimated initial public offering price range included therein and (ii) in the final prospectus based on the actual offering price included therein.

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[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4970.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci
Partner

Enclosures

cc:	Harlan W. Waksal, M.D., Kadmon Holdings, LLC
Konstantin Poukalov, Kadmon Holdings, LLC
Steven N. Gordon, Esq., Kadmon Holdings, LLC
David C. Schwartz, Esq., DLA Piper LLP (US)
Peter N. Handrinos, Esq., Latham & Watkins LLP